

Chip Norton · 3rd

Chief Business Development Officer at Stay Clean

Louisville, Kentucky, United States · 500+ connections ·

Contact info

 Stay Clean

University of South Carolina-Columbia

Providing services
Strategic Planning, Content Strategy, Marketing Strategy, Brand Design, and Pricing Strategy
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Experience



Chief Business Development Officer
Stay Clean · Full-time
Sep 2019 – Present · 1 yr 4 mos
Louisville, Kentucky, United States



Business Owner
N3Creative Services
Jan 2019 – Present · 2 yrs
Louisville, Kentucky Area

N3Creative Services was founded to support businesses by providing highly durable, color accurate Marketing Materials and POS Displays imaged on Chromaluxe dye sublimation substrates. These include Aluminum, MDF and other materials with an assortment of finishes.
Our focus is on delivering exceptional visual quality on an archival quality, durable surfac …see more



IO Integration
12 yrs

Senior Sales Executive
Full-time
Jan 2018 – Jan 2019 · 1 yr 1 mo
Louisville, Kentucky Area

Midwestern Regional Manager
2007 – Jan 2018 · 11 yrs
Louisville, Kentucky Area

Sold and deployed the censhare CMS solution to a multi billion dollar U.S. Retailer.
Manage the Midwest Region for the company across multiple market verticals including Retail, Advertising and Print industry customers.



Ivy Hill Corporation
14 yrs

Sr Director of Digital Technology
2000 – 2007 · 7 yrs

Responsibilities included implementation of International Data Distribution system. Installation of multiple site Digital Asset Management solution for all print facilities. Developed and oversaw the implementation of a Corporate Facilities Management approach between Ivy Hill and other Time Warner Corporate facilities resulting in cost reductions and increased effeciencies across …see more

National Sales Manager Digital Graphic Services
1993 – 2000 · 7 yrs

Responsible for the development of a Digital Prepress Operation in Los Angeles for the Ivy Hill Corporation and for Operational cooperation between the new department and existing prepress facilities nationwide.

Education



University of South Carolina-Columbia
Bachelor of Arts Fine Arts, Arts, Entertainment, and Media Management
1976 – 1980

Degreed in the multidisciplinary approach to media production via the Department of Media Arts.

Volunteer experience



Director
PYRO Gallery
Oct 2016 – Sep 2017 · 1 yr
Arts and Culture

PYRO Gallery is an Artist Cooperative located in Louisville KY. 22 Artists co-own the Gallery and for a one year period I assumed the leadership position, transitioning the business to a new location after achieving consensus among the membership.....no really...

Skills & endorsements

Account Management · 13

 Endorsed by **Blaine M. Woodgerd, who is highly skilled at this**

 Endorsed by **3 of Chip's colleagues at IO Integration**

Negotiation · 3

 Endorsed by **2 of Chip's colleagues at Ivy Hill Corporation**

Sales Management · 6

 Endorsed by **2 of Chip's colleagues at IO Integration**

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Recommendations

Received (5)   Given (8)

 **Timmie Steele**
DAM Consultant
October 12, 2016, Chip worked with Timmie in the same group

Chip and I worked together closely on some major projects with him as the sales lead and me as one of the technical leads. I was consistently impressed with Chip's ability make everyone at the table feel happy to be there, and take every negative and discuss how this could be turned into a positive... and to be cle... See more

 **Andreas Michalski**
Founder&CEO@CI HUB GmbH, The Smartest Way to get your Asset
February 23, 2009, Andreas worked with Chip but at different companies

hi, i worke with Chip, because he is the Salesmanager at IOI for our Product iBrams. He is the perfect partner for us and the IOI Customers. He exactly knows how iBrams can solve the requirements of Customers, and he is very dedicated on finding the perfect solution for them. also it is a lot of fun work... See more

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